EATON VANCE SENIOR INCOME TRUST (EVF)

A PRESENTATION TO
INSTITUIONAL SHAREHOLDER SERVICES INC.

OCTOBER 21, 2020

Saba|Capital

Saba | Capital

As the largest investor in EVF, Saba's interests are aligned with all shareholders.

EVF's performance has been substantially worse than its benchmark.

Saba's slate of nominees are qualified and independent.

Total Shareholder Return

      Detailed Performance vs. Benchmark

Amended By-Laws

Expense Ratio Comparison

EFF Results

Saba | Capital

Fund Statistics	EVF Nav	Benchmark
Ann. Returns	4.63%	4.67%
Ann. Volatility	11.23%	6.48%



Relative Cumulative Perf of EVF NAV vs Loan Index

Sources: Bloomberg

Saba | Capital



While the benchmark had only 11 months of returns worse than -2%, EVF had 33; with one month -26% whereas the index worst month was -13%



Sources: Bloomberg

Expense Ratio Comparison

2019 EVF Expenses Excluding Interest and Fees: 1.73%!

2019 Active High-Yield Bond Fund Average: 0.67%!

Exhibit 20 Asset-Weighted Average Fees by Morningstar Category Across Active and Passive Funds

	Asset-Weighted Average Fees (%)									
	Active					Passive				
	2015	2016	2017	2018	2019	2015	2016	2017	2018	2019
Large Blend	0.74	0.71	0.67	0.60	0.55	0.09	0.08	0.08	0.07	0.06
Large Value	0.70	0.69	0.66	0.63	0.61	0.21	0.20	0.19	0.18	0.17
Large Growth	0.77	0.75	0.73	0.70	0.70	0.20	0.18	0.17	0.17	0.16
Mid-Cap Blend	0.86	0.82	0.75	0.73	0.86	0.15	0.14	0.12	0.11	0.10
Mid-Cap Value	0.86	0.85	0.77	0.69	0.68	0.29	0.28	0.26	0.21	0.20
Mid-Cap Growth	0.99	0.98	0.94	0.89	0.88	0.27	0.24	0.23	0.23	0.21
Small Blend	0.95	0.92	0.86	0.78	0.74	0.17	0.15	0.14	0.13	0.12
Small Value	0.93	0.91	0.87	0.85	0.83	0.18	0.17	0.17	0.16	0.16
Small Growth	0.98	0.96	0.93	0.92	0.92	0.17	0.16	0.15	0.16	0.15
Foreign Large Blend	0.85	0.86	0.79	0.76	0.73	0.18	0.16	0.15	0.13	0.12
Foreign Large Growth	0.84	0.82	0.76	0.72	0.70	0.48	0.46	0.42	0.41	0.39
Diversified Emerging Mkts	1.10	1.07	1.01	0.94	0.91	0.34	0.32	0.29	0.27	0.24
World Large Stock	0.92	0.90	0.90	0.83	0.81	0.27	0.23	0.22	0.21	0.21
Intermediate Core Bond	0.49	0.48	0.43	0.36	0.33	0.09	0.07	0.06	0.06	0.05
Intermediate Core-Plus Bond	0.57	0.55	0.52	0.50	0.48	0.25	0.26	0.18	0.13	0.10
Short-Term Bond	0.48	0.48	0.45	0.43	0.43	0.11	0.09	0.09	0.08	0.06
Ultrashort Bond	0.37	0.32	0.31	0.32	0.32	0.18	0.17	0.17	0.16	0.16
Corporate Bond	0.38	0.36	0.35	0.34	0.37	0.15	0.14	0.13	0.13	0.11
High-Yield Bond	0.77	0.74	0.72	0.68	0.67	0.45	0.45	0.44	0.42	0.41

Source: Morningstar Direct. Data as of 12/31/2019.

Eaton Vance
Floating-Rate Income Plus Fund

May 31, 2020

Annual Meeting of Shareholders (Unaudited)

The Fund held its Annual Meeting of Shareholders on April 16, 2020. The following actions were taken by the common and variable rate term preferred shareholders, voting together as a single class:

Proposal 1: The election of David Basile, Peter Borish and Charles I. Clarvit as Class I Trustees of the Fund for a three-year term expiring in 2023.

	Number of Shares	
Nominees for Trustee	For	Withheld
Thomas E. Faust Jr.	672,257	302,099
Cynthia E. Frost	669,003	305,353
Scott E. Wennerholm	661,843	312,514
David Basile	3,019,055	34,755
Peter Borish	3,023,090	30,719
Charles I. Clarvit	3,019,055	34,755

Proposal 2: A non-binding shareholder proposal that the Board take the necessary steps to declassify the Board of Trustees of the Fund so that all Trustees are elected on an annual basis. In light of the results below, the Fund's Board will take the declassification proposal into consideration.

For	Against
3,562,361	161,900

37

6/8/2020 – Saba files initial 13D notifying EVF of intent to Nominate at 2020 Annual Meeting

"The Reporting Persons intend to nominate a slate of highly-qualified director candidates for election to the Issuer's board of directors (the "Board") at the Issuer's 2020 annual meeting of shareholders (the "2020 Annual Meeting")."

6/15/2020 – EVF Files Amended and Restated By-Laws

Previous

"The persons receiving the greatest number of votes shall be deemed and declared elected."

Amended

"(i) with respect to the election of Trustees, other than a Contested Election, a nominee receiving the affirmative vote of a plurality of the shares represented in person or by proxy at any meeting at which a quorum is present shall be deemed and declared elected, (ii) with respect to a Contested Election, a nominee receiving the affirmative vote of a majority of the shares outstanding and entitled to vote with respect to such matter at such meeting shall be deemed and declared elected"

> But the record is plain - the likelihood that sufficient shareholders will participate such that any nominee could reach 60% is so low as to render the new standard a legal impossibility. In effect, the Bylaw Amendment prevents any new trustees from being elected, and results in entrenchment of the existing trustees. This, in turn, deprives Saba of what the ER Holdings court described as its "most sacred right ... to participate in corporate democracy." See supra. – Hon. Daniel G. Martin Judge of the Superior Court of Arizona Maricopa County